EXHIBIT 99.1

Addex Provides Corporate Update and Financial Guidance

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, January 19, 2023 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today provided a corporate update, including a review of its pipeline and financial guidance.

“We ended 2022 with CHF7.0 million of cash and expect to be able to finance our operations until Q3 2023. We continue to focus on entering into collaborative arrangements across our pipeline to secure the financial resources to advance their development and strengthen our balance sheet,” said Tim Dyer, CEO of Addex. “We also look forward to our Partner Janssen completing part 1 of the Phase 2 epilepsy study this quarter and reporting progress under our collaboration with Indivior.”

Corporate Update:

  Cash and cash equivalents at December 31, 2022 of CHF7.0 million
  ADX71149, our mGlu2 PAM, licensed to Janssen Pharmaceuticals Inc., a Johnson and Johnson company: continues to advance in a Phase 2 study in epilepsy patients with completion of part 1 on track for Q1 2023. Under our agreement with Janssen, we are eligible to receive up to €109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales.
  Dipraglurant, our mGlu5 NAM: we continue discussions with potential strategic partners to reinitiate Phase 2 development of dipraglurant in PD-LID or an alternative indication, including pain, substance use disorders (SUD) and stroke recovery.
  GABA B PAM strategic partnership with Indivior: we recently extended the research term of the agreement until March 31, 2023, securing CHF 850,000 (approx. US $900,000) of additional funding. The program is currently in clinical candidate selection phase, with IND enabling studies expected to be initiated in late 2023. Under the agreement with Indivior, in addition to research funding, we are eligible to receive $330 million in development, regulatory and sales milestones as well as the right to select drug candidates for development in certain exclusive indications outside of SUD. We plan to develop our selected drug candidate in chronic cough, pain and CMT1A.
  mGlu7 NAM for the treatment of stress related disorders, including PTSD: lead drug candidate ready to start IND enabling studies.
  mGlu2 NAM for the treatment of mild neurocognitive disorders and depression: drug candidates in clinical candidate selection phase.
  M4 PAM for the treatment of schizophrenia and other psychotic disorders: novel series of compounds have rapidly progressed into lead optimization; scheduled to enter clinical candidate selection phase in H2 2023.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for chronic cough, pain and CMT1A, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.